

July 19, 2011

Via E-mail
Ms. Catherine A. Graham
Executive Vice President and Chief Financial Officer
Online Resources Corporation
4795 Meadow Wood Lane
Chantilly, VA 20151

> **Re: Online Resources Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-26123**

Dear Ms. Graham:

We have reviewed your letter filed on EDGAR on July 7, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 22, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Note 7. Commitments and Contingencies, page 63

1.   Your response to prior comment 1 indicates that for the matters noted it was not probable that a liability had been incurred and therefore the current estimate of loss was zero and that a reasonable possibility that a loss exceeding amounts already recognized may have been incurred did not exist. If this continues to be true for each matter, please confirm that you will provide this disclosure in future filings.

Ms. Catherine A. Graham
Online Resources Corporation
July 19, 2011
Page 2

2.   We note your response regarding the Lawlor matter. Please explain to us, in greater detail, why you believed that there was not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred as of December 31, 2010. As part of your response, please provide us with an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. Also, please explain to us why the Lawlor case was specifically omitted from the analysis provided to your auditors as of December 31, 2010.

        You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief